

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 16, 2010

via U.S. mail and facsimile

Dan L. Batrack, CEO
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> **RE: Tetra Tech, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2009**
> **Filed November 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 11, 2010**
> **Form 10-Q for the Fiscal Quarter Ended December 27, 2009**
> **File No. 0-19655**

Dear Mr. Batrack:

We have reviewed your response letter dated March 11, 2010, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 27, 2009

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 46

2. We note your response to comment 3 in our letter dated February 22, 2010. It
    remains unclear to us how your disclosure for the Remediation and Construction
    Management segment's gross profit adequately explains to investors why you
    recognized $12.4 million in losses on certain accounts receivable from commercial
    clients. Your discussion of the Remediation and Construction Management
    segment's gross profit lists three factors that caused the segment's gross profit not to
    grow in proportion to the increase in revenues without analysis of these factors or
    quantification, to the extent possible. In this regard, it is unclear why you (a) did not
    quantify the project start-up costs related to certain new programs; (b) did not explain
    what the subcontractor issues were and the causes for the scheduling delays; and (c)
    did not quantify the provision for losses on accounts receivable and provide an
    explanation for the need to recognize the provision. Refer to the guidance in Item
    303(A)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting
    Codification for guidance. Please note that this is not the only area where your
    MD&A could be improved. We encourage you to provide further analysis
    throughout your discussion.

3. We note that within your response to comment 5 in our letter dated February 22,
    2010, that you concluded there was no triggering event during the first quarter of
    fiscal year 2010 requiring an interim goodwill impairment test. Please tell us how
    you determined a decline in forecasted revenue for fiscal year 2010 was not a
    triggering event to test goodwill for impairment.

4. We note the disclosure you intend to include in future filings beginning with your
    second quarter of fiscal year 2010 Form 10-Q in response to comment 5 in our letter
    dated February 22, 2010. In addition to providing investors with an understanding of
    the events and/or circumstances that could have a negative impact on the reporting
    units' estimated fair values, please also provide a discussion of the uncertainty
    associated with the key assumptions used to estimate the fair value for each of these
    reporting units with estimated fair value that does not substantially exceed the
    carrying value. Please refer to the fifth bullet in our prior comment. Please provide
    us with the disclosures you intend to include in future filings to address this comment.

Mr. Batrack
Tetra Tech, Inc.
March 16, 2010
Page 3

4. Mergers and Acquisitions, page 79

5. We note your response to comment 7 in our letter dated February 22, 2010.
   Specifically, we note that you believe you provided all of the required material
   disclosures for your acquisition of Wardrop, except for the primary reasons the
   purchase price resulted in a significant amount of goodwill per paragraph 51.b. of
   SFAS 141. However, it appears that your disclosures do not provide the information
   required by paragraphs 51.c., 51.e., 51.h., and 52 of SFAS 141. As previously
   requested, please provide these disclosures in future filings. If you do not believe
   such disclosures are required, please provide us with a detailed explanation as to how
   you arrived at your conclusion.

Signatures, page 104

6. We reissue comment 8 of our letter dated February 22, 2010. Please amend the Form
   10-K to have the company's principal accounting officer or controller sign in this
   capacity. See General Instruction D (2)(a) of Form 10-K. Please also comply with
   comment 9 of our letter dated February 22, 2010 with your amendment to the Form
   10-K.

Form 10-Q for the Fiscal Quarter Ended December 27, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Results of Operations, page 19

7. In future filings, please explain in MD&A the variances in each segment's income
   from operations as a percentage of revenue. Refer to Section 501.06.a of the
   Financial Reporting Codification for guidance.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

Mr. Batrack
Tetra Tech, Inc.
March 16, 2010
Page 4

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dorine Miller at (202) 551-3711, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief